UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 26, 2020, regarding the measures and commitments in Latin America in face of the COVID-19 pandemic.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 26, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 26, 2020, regarding the measures and commitments in Latin America in face of the COVID-19 pandemic.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97 NIRE 35.300.531.582	NATURA COSMÉTICOS S.A. Publicly-Held Company CNPJ/ME No. 71.673.990/0001-77 NIRE 35.300.143.183

MATERIAL FACT

Natura & Co's measures and commitments in Latin America in face of the COVID-19 pandemic

Natura &Co Holding S.A. (“Natura &Co”) and Natura Cosméticos S.A. (“Natura Cosméticos”, and, jointly with Natura &Co, the “Companies”), under Law No. 6,404/1976 and under Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 358/2002, in view of the article “Natura replaces production in seven plants in Latin America” published in the online version of the newspaper “Valor Econômico” on March 25, 2020, inform their shareholders and the market in general that they are closely monitoring the evolution of the COVID-19 pandemic in Latin American countries, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and, essentially, promote the health and safety of people.

In light of the seriousness of the scenario brought about by the pandemic of COVID-19, the Companies reiterate Group Natura &Co’s commitment to the well-being of its network of relationships, while also keeping its business running.

In this sense, the Companies inform that, in order to meet current market need and applicable regulation, the factories across Latin America have started to prioritize essential personal hygiene items, in addition to hydroalcoholic gel and liquid, which are crucial to stopping the spread of COVID- 19.

In parallel, the Companies inform that certain measures are being implemented due to the current crisis, in line with the guidelines of the authorities, such as incentive to remote work and home office protocol, closing of retail stores and non-adoption of any layoff program within the next 60 days, among others.

The decisions informed above are constantly being reevaluated according to the evolution of the global scenario related to the effects of COVID-19 in Brazil and in the world. The Companies will keep shareholders and the market informed about any new developments related to the topic in Latin America and in the Business Units of other countries where the Companies operate that constitute relevant facts.

Finally, the Companies reiterate that their priority is the well-being of people, their employees, their businesses and the community in general, aiming at creating a safe, healthy and sustainable environment for all.

São Paulo, March 26, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO Financial and Investor Relations Officer of Natura &Co	JOÃO PAULO BROTTO GONÇALVES FERREIRA Chief Executive Officer and Chief Financial and Investor Relations Officer of Natura Cosméticos